Exhibit A

leverage its assets or, if it does borrow, what percentage of the Fund's assets such borrowings will represent. See "Risk Factors—Leverage Risk."

Investment Adviser and Subadvisers

FWCA, an indirect wholly-owned subsidiary of Four Wood Capital Partners, LLC ("FWCP") is the Adviser to the Fund. FWCP is a leading asset management firm whose affiliates and subsidiaries, including FWCA, a registered investment adviser firm, have assets under management, supervision and/or service of approximately $1.3 billion as of March 31, 2015. The Adviser is responsible for overseeing the management of the Fund, including its day-to-day business operations and supervising the Subadvisers. FWCA has engaged Eagle Asset, a wholly-owned subsidiary of Raymond James Financial, Inc., to serve as the Fund's subadviser responsible for the management of the Fund's portfolio of equity and debt securities, subject to the authority of the Adviser and the Board. As of March 31, 2015, Eagle Asset and its affiliates Eagle Boston Investment Management, Inc. and ClariVest Asset Management LLC had approximately $33 billion in assets under advisement. FWCA has also engaged Recon Capital to serve as the Fund's subadviser responsible for the management of the Fund's options writing strategy, subject to the authority of the Adviser and the Board. As of March 31, 2015, Recon Capital had assets under management, supervision and/or service of approximately $191 million.

Fees and Expenses

The Fund will pay the Adviser a monthly fee computed at the annual rate of 1.05% of the Fund's average daily Managed Assets. If the Fund utilizes leverage, the fees paid to the Adviser for investment advisory and management services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund's Managed Assets, which includes the principal amount of outstanding borrowings from banks or other financial institutions (*i.e.*, a credit facility), margin facilities, the issuance of preferred shares or notes and the leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The contractual advisory fee rate of 1.05% of the Fund's Managed Assets represents an effective advisory fee rate of 1.40% of net assets attributable to Common Shares assuming borrowings or reverse repurchase agreements in an amount equal to 25% of the Fund's Managed Assets. The Fund's advisory fees and other expenses are paid only by the Common Shareholders, and not by the holders of preferred shares, if any, or by the holders of any other types of securities that the Fund may issue. See "Use of Leverage by the Fund."

Eagle Asset receives a monthly fee from the Adviser computed at the annual rate of 50% of the advisory fees paid to the Adviser for its services as investment manager to the Fund under the investment management agreement between the Adviser and the Fund (the "Advisory Agreement"). The Fund pays Recon Capital a fee in an amount of $225,000 annually, payable monthly, for its services as the Fund's Subadviser. The amount paid to Recon Capital by the Fund is in addition to the monthly fee computed at the annual rate of 1.05% of the Fund's average daily Managed Assets paid by the Fund to the Adviser.

The Fund's Common Shareholders will also directly or indirectly pay total annual expenses at 2.45% of net assets attributable to Common Shares, as well as a sales load of 4.50% and offering expenses of 0.20% of the offering price of the Common Shares. A component of the total annual expenses is estimated for the first year of the Fund's operations. See "Summary of Fund Expenses."

Distributions

The Fund intends to make regular monthly cash distributions of all or a portion of its investment company taxable income (which includes ordinary income and short-term capital gains) to Common Shareholders. The Fund also intends to make annual distributions of its "net capital gains" (which is the

High-Yield ("Below Investment Grade" and "Junk Bond") Risk. The Fund may invest in debt securities and instruments that are classified as "higher-~~yielding~~yield" (and, therefore, ~~higher~~high-risk) investments. These investments are commonly referred to as "below investment grade" and "junk bonds." In most cases, such investments will be rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities.

Senior Loans Risk. Senior Loans in most circumstances are fully collateralized by assets of the borrower. Such instruments vary from other types of debt in that they generally hold a senior position in the capital structure of a borrower. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. There is less readily available and reliable information about most Senior Loans than is the case for many other types of instruments, including listed securities. Senior Loans are not listed on any national securities exchange or automated quotation system and as such, many Senior Loans are less liquid, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain Senior Loans, the market is more volatile than for liquid, listed securities and may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates, resulting in fluctuations in the Fund's NAV and difficulty in valuing the Fund's portfolio of Senior Loans. Although Eagle Asset believes that the Fund's investments in adjustable rate Senior Loans could limit fluctuations in the Fund's NAV as a result of changes in interest rates, extraordinary and sudden changes in interest rates could nevertheless disrupt the market for such Senior Loans and result in fluctuations in the Fund's NAV and difficulty in valuing the Fund's portfolio of Senior Loans. Senior Loans may also be subject to structural subordination and, although they may be senior to equity and other debt securities in the borrower's capital structure, may be subordinated to obligations of the borrower's subsidiaries (*i.e.*, a borrower may only be able to make payments on a Senior Loan after the debt obligations of the borrower's subsidiaries have been repaid).

Although Senior Loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal, or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan or could recover nothing of what it is owed on the Senior Loan. If the terms of a Senior Loan do not require the borrower number of counterparties willing to take positions opposite the Fund or may find the terms of such counterparties to be less favorable than the terms available for listed options. The Fund cannot guarantee that its options strategies will be effective.

In addition to writing call options as described above, the Fund may purchase put options. By buying a put option, the Fund will pay a premium to acquire a right to sell the securities or instruments underlying the put at the exercise price of the option. The Fund will lose money if the securities or instruments underlying the option do not decline in value below the exercise price of the option by an amount sufficient to offset the premium paid to acquire the option. To the extent the Fund purchases put options in the OTC market, the Fund will be subject to the credit risk of the seller of the option. The Fund also may write put options on the types of securities or instruments that may be held by the Fund, provided that such put options are secured by segregated, liquid instruments. The Fund will receive a premium for writing a put option, which increases the Fund's return. In exchange for the premium received, the Fund has the obligation to buy the securities or instruments underlying the option at an agreed upon price if the securities or instruments decrease below the exercise price of the option. The Fund will lose money if the securities or instruments decrease in value so that the amount the Fund is obligated to pay the counterparty to the option to purchase the securities underlying the option upon exercise of the option exceeds the value of those securities by an amount that is greater than the premium received by the Fund for writing the option.

The Fund may purchase call options on any of the types of securities or instruments in which it may invest. In exchange for paying the option premium, a purchased call option gives the Fund the right to buy, and obligates the seller to sell, the underlying security or instrument at the exercise price. The Fund will lose money if the securities or instruments underlying the option do not appreciate in value in an amount sufficient to offset the premium paid by the Fund to acquire the option. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

As the writer of a call option covered with a security held by the Fund, the Fund forgoes, during the option's life, the opportunities to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but retains the risk of loss should the price of the underlying security decline. As the Fund writes such covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. To the extent the Fund writes call options that are not fully covered by securities in its portfolio (such as calls on an index or sector), it will lose money if the portion of the security or securities underlying the option that is not covered by securities in the Fund's portfolio appreciate in value above the exercise price of the option by an amount that exceeds the premium received on the option. The amount of this loss theoretically could be unlimited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Therefore, when the Fund writes call options that are not fully covered by securities held in its portfolio, the Fund will earmark or segregate cash or liquid securities in an amount at least equal to the current value of the Fund's net payment obligation under the terms of such call option (*i.e.*, the exercise settlement amount determined daily on a marked to market basis) in accordance with applicable interpretations of the SEC. Earmarking or segregating cash or liquid securities in an amount at least equal to the current value of the Fund's net payment obligation under the terms of a call option does not reduce the Fund's risk of loss; it only ensures that the Fund has sufficient assets available to discharge its obligations.

The principal factors affecting the market value of an option include supply and demand, interest rates, the current market price of the underlying index or security in relation to the exercise price of the option, the actual or perceived volatility of the underlying index or security and the time remaining until the expiration date.

The following Example illustrates the various costs and expenses (including the sales load of $45 and offering costs of $2) that you would pay on a $1,000 investment in Common Shares of the Fund for the time periods indicated, assuming (1) total net annual expenses of 2.45% of net assets attributable to Common Shares and (2) a 5% annual return*:

	1 Year	3 Year	5 Year	10 Year
Total Expenses	$71	$120	$171	$312

* **The example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown**. The example assumes that the estimated "Other Expenses" set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV. **Actual expenses may be greater or less than those assumed.** Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

(1) The Adviser or an affiliate has agreed to pay (i) all of the Fund's organizational expenses and (ii) the Fund's offering expenses (other than the sales load) in excess of $0.04 per Common Share, estimated to total $[●] (or approximately $[●] per Common Share). The aggregate offering expenses (other than the sales load) to be borne by the Fund and indirectly by its Common Shareholders are estimated to be $[●] (or $[●] per Common Share).

(2) The Adviser (and not the Fund) has agreed to pay from its own assets a structuring fee to each of [●][●] and [●] in the amounts of $[●] and $[●] for advice relating to the structure, design and organization of the Fund. The Adviser (and not the Fund) may also pay certain qualifying underwriters a structuring fee, sales incentive fee or additional compensation in connection with the offering. In addition, ~~The~~the Adviser (and not the Fund) has also agreed to compensate Eagle Fund Distributors, Inc. ("EFDI"), Foreside Fund Services, LLC ("Foreside") and MidAmerica Financial Services, Inc. ("MidAmerica"), each a FINRA-member broker-dealer, for services rendered by EDFI's, Foreside's and MidAmerica's registered representatives who participate in the marketing of the Fund's Common Shares during its initial public offering in aggregate amounts of $[●] and $[●] . These registered representatives may also be members or independent contractors of the Adviser. The Adviser also will reimburse EFDI's, Foreside's and MidAmerica's registered representatives for their reasonable expenses incurred in connection with their services provided during the initial public offering. All payments discussed in this paragraph will be paid out of the Adviser's own assets. See "Underwriting—Additional Compensation to be Paid to the Underwriters and Other Entities Involved in Marketing of the Fund's Common Shares."

(3) The Fund has agreed to pay the Adviser as compensation under the Advisory Agreement an annual fee in the amount of 1.05% of the average daily Managed Assets of the Fund. The Adviser will receive the advisory fee in respect of invested, as well as uninvested, amounts of capital raised through the sale of its Common Shares, the issuance of other securities, borrowings or otherwise. The contractual advisory fee rate of 1.05% of the Fund's Managed Assets represents an effective advisory fee of 1.40% of net assets attributable to Common Shares, assuming ~~leverage~~ borrowings or reverse repurchase agreements in an amount equal to 25% of the Fund's Managed Assets. Because the advisory fee is based on the Fund's Managed Assets, when the Fund uses leverage, the advisory fee as a percentage of net assets attributable to Common Shares will increase. Derivatives will be valued at the current market value for purposes of determining Managed Assets in the calculation of advisory fees.

For services rendered by Recon Capital under the investment subadvisory agreement between the Adviser and Recon Capital (the "Recon Capital Subadvisory Agreement"), the Fund pays Recon Capital a fee in an amount of $225,000 annually. This amount is reflected as part of Advisory Fees in the table above. For services rendered by Eagle Asset under the investment subadvisory agreement between the Adviser and Eagle Asset (the "Eagle Asset Subadvisory Agreement" and, together with the Recon Capital Subadvisory Agreement, the "Subadvisory Agreements"), the Adviser (not the Fund) pays Eagle Asset a fee computed at the annual rate of 50% of the advisory fees paid to the Adviser for its services as investment manager to the Fund under the Advisory Agreement.

(4) Assumes the use of leverage through a credit facility representing 25% of the Fund's Managed Assets (as determined immediately after borrowing) at an annual interest rate expense to the Fund of 1.10%, which is based on current market conditions. The interest on the credit facility is a variable rate and will increase in a rising interest rate environment. The Fund may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund's use of leverage and variations in market interest rates. Fees and expenses in respect of other forms of leverage that may be used by the Fund in the future will be indirectly borne by the holders of the Fund's Common Shares.

(5) Estimated expenses based on estimated amounts for the Fund's first year of operations. Costs incurred to establish a credit facility will be borne by the Fund and result in a reduction of the NAV of the Fund. Based on an offering of [●]10,000,000 shares of Common Shares, the total cost to establish the Credit Facility are estimated to be $[●]50,000 or $[●]0.005 per share ([●]0.025% of the Common Shares offering price).

(6) Investors will bear indirectly the fees and expenses (including advisory fees and other operating expenses) of any investment companies in which the Fund invests. For purposes of this calculation, it is assumed that 10% of the Fund will be invested in acquired funds, although this percentage may vary substantially over time.

(7) The table presented below in this Footnote 7 estimates what the Fund's annual expenses would be, stated as a percentage of the Fund's net assets attributable to Common Shares, but, unlike the table above, assumes that the Fund does not utilize leverage. See "Leverage." In accordance with these assumptions, the Fund's expenses would be estimated to be as follows:

Annual Expenses	As a Percentage of Net Assets Attributable to Common Shares (assuming no leverage is used)
Advisory Fees	1.17%
Other Expenses	0.46%
Acquired Fund Fees and Expenses	0.05%
Total Annual Expenses	1.68%

Eagle Asset analyzes companies from the bottom up, reviewing public documents, speaking with outside consultants and contacts, and identifying value and risk drivers before making an investment decision. This approach may provide investment opportunities in various levels of a company's capital structure, including bank loans, senior loans, subordinated bonds, convertibles, preferred stock and common stock.

Generally, the Fund will increase its investments in debt securities and other types of credit instruments when Eagle Asset anticipates that the return on these securities will exceed the return on equity securities, and vice versa. The Fund may also increase its allocation to debt securities and other types of credit instruments to maintain the Fund's distributions.

When Eagle Asset believes that a temporary defensive posture is appropriate, or there appears to be a lack of suitable opportunities that meet the Fund's investment criteria, the Fund may hold most or a portion of its assets in cash or cash equivalents, government securities or short term fixed income securities. This does not constitute a change in the Fund's investment objective, but could prevent or delay the Fund from achieving its objective. Under normal circumstances, Eagle Asset intends for the Fund to be fully invested with a minimal cash position.

Portfolio Composition

The Fund's portfolio will be composed principally of the following investments. A more detailed description of the Fund's investment policies and restrictions and more detailed information about the Fund's portfolio investments are contained in the SAI.

Equity Securities. The Fund may invest in equity securities, including common and preferred stocks, convertible securities, warrants, depository receipts, ETFs, MLPs and REITs. Although the Fund intends to invest primarily in companies with mid to large market capitalization, it may hold or have exposure to common stocks of issuers of any capitalization, including small capitalization companies. Generally, the Fund will invest in dividend paying securities. The Fund's investments in equity securities may subject the Fund to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities and other types of credit instruments.

Preferred Securities. Preferred securities in which the Fund may invest include, but are not limited to, trust preferred securities, monthly income preferred securities, quarterly income securities, quarterly income debt securities, quarterly income preferred securities, corporate trust securities, traditional preferred stock, contingent-capital securities, hybrid securities (which have characteristics of both equity and fixed-income instruments) and public income notes. The preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature in that they have no maturity dates or have stated maturity dates.

Corporate Bonds. The Fund may invest in corporate bonds. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation's performance and perceptions of the corporation in the marketplace. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by the terms of such corporate bond.

High-Yield Securities (**"Below Investment Grade" and "Junk Bonds"**). The Fund ~~will~~may invest in high-yield debt securities, which are securities rated below Baa- by Moody's and below BBB- by Standard & Poor's and unrated debt securities and other types of credit instruments of similar credit quality, commonly referred to as "below investment grade" and "junk bonds." High-yield securities and unrated securities of comparable credit quality are considered speculative. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. High-yield securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Companies that issue such securities often are highly leveraged and may not have available to them more traditional methods of financing. Under adverse economic conditions, there is a risk that highly-leveraged issuers may be unable to service their debt obligations or to repay their obligations upon maturity. Under deteriorating economic conditions or rising interest rates, the capacity of issuers of high-yield securities to pay interest and repay principal is more likely to weaken significantly than that of issuers of higher-rated securities.

In seeking to achieve its investment objective, the Fund depends on Eagle Asset's credit analysis to identify investment opportunities. For the Fund, credit analysis is not a process of merely measuring the probability of whether a coupon is paid over a long term period, but also measuring how the creditor would fare in a reorganization. Before investing in any high-yield debt or distressed instruments, Eagle Asset will evaluate the issuer's ability to pay interest and principal, as well as the seniority position of such debt in the issuer's capital structure vis-a-vis any other outstanding debt or potential debts.

Other Debt Securities. The Fund may also invest in other debt securities, including without limitation, bank loans, but does not expect to do so as a principal investment strategy. The Fund will typically invest in Senior Loans rated below investment grade, which are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund's NAV and income distributions.

Foreign Securities. The Fund may invest in debt securities, other types of credit instruments and equity securities of non-U.S. issuers. The Fund's investments in foreign securities include U.S. dollar denominated securities of foreign issuers traded in the United States and ADRs and GDRs. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. Some foreign securities may be less liquid and more volatile than securities of comparable U.S. issuers. Similarly, there is less volume and liquidity in most foreign securities markets than in the United States and, at times, greater price volatility than in the United States.

Because evidence of ownership of such securities usually is held outside the United States, the Fund will be subject to additional risks if it invests in foreign securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.

Short-Term Fixed Income Securities; Temporary Defensive Position; Invest-Up Period. During the period in which the net proceeds of this offering of Common Shares are being invested, during periods in which Eagle Asset determines that it is temporarily unable to follow the Fund's investment strategy or that it is impractical to do so, or pending re-investment of proceeds received in connection with the expiration of a bond or the sale of a security, the Fund may deviate from its risks associated with investments in corporate bonds are described elsewhere in this Prospectus in further detail, including under "Credit Risk," "Interest Rate Risk," "Prepayment Risk," "Inflation Risk" and "Deflation Risk." There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments.

Zero-Coupon and PIK Bonds Risk. The Fund may invest in zero coupon or PIK bonds. Zero-coupon securities are debt obligations that do not entitle the holder to any periodic payments of interest either for the entire life of the obligation or for an initial period after the issuance of the obligations. PIK securities are debt obligations that pay "interest" in the form of other debt obligations instead of cash. Each of these instruments is normally issued and traded at a deep discount from face value. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero-coupon bonds and PIK securities generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality.

In order to satisfy a requirement for qualification as a RIC under the Code, an investment company, such as the Fund, must distribute each year at least 90% of its net investment income, including the OID accrued on zero-coupon bonds and PIK securities. Because the Fund will not, on a current basis, receive cash payments from the issuer of these securities in respect of any accrued OID, in some years, the Fund may have to sell other portfolio holdings in order to obtain cash to satisfy the distribution requirements under the Code even though investment considerations might otherwise make it undesirable for the Fund to sell securities at such time. Under many market conditions, investments in zero-coupon bonds and PIK securities may be illiquid, making it difficult for the Fund to dispose of them or determine their current value.

Prepayment Risk. During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund's income and distributions to shareholders. This is known as prepayment or "call" risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met ("call protection"). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Bank loans typically do not have call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced because the issuer of the bond is more likely to redeem the bond at dates prior to its stated maturity, in order to refinance the debt at a lower cost.

High-Yield ("Below Investment Grade" and "Junk Bond") Risk. The Fund may invest in debt securities and instruments that are classified as "higher-~~yielding~~yield" (and, therefore, ~~higher~~high-risk) investments. These investments are commonly referred to as "below investment grade" and "junk bonds." In most cases, such investments will be rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund's portfolio.

Risks Associated with Options Strategy. The ability of the Fund to achieve current gains is partially dependent on the successful implementation of its options strategy. Risks that may adversely affect the ability of the Fund to successfully implement its options strategy include the following:

Risks of Writing Options. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but retains the risk of loss should the price of the underlying security decline. As the Fund writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited and the risk of net asset value erosion increases. If the Fund experiences net asset value erosion, which itself may have an indirect negative effect on the market price of the Fund's shares, the Fund will have a reduced asset base over which to write covered calls, which may eventually lead to reduced distributions to shareholders. To the extent the Fund writes call options that are not fully covered by securities in its portfolio (such as calls on an index or sector), it will lose money if the portion of the security or securities underlying the option that is not covered by securities in the Fund's portfolio appreciate in value above the exercise price of the option by an amount that exceeds the premium received on the option. The amount of this loss theoretically could be unlimited. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Therefore, when the Fund writes call options that are not fully covered by securities held in its portfolio, the Fund will earmark or segregate cash or liquid securities in an amount at least equal to the current value of the Fund's net payment obligation under the terms of such call option (*i.e.*, the exercise settlement amount determined daily on a marked to market basis) in accordance with applicable interpretations of the SEC. Earmarking or segregating cash or liquid securities in an amount at least equal to the current value of the Fund's net payment obligation under the terms of a call option does not reduce the Fund's risk of loss; it only ensures that the Fund has sufficient assets available to discharge its obligations.

Exchange-Listed Option Risks. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position on an options exchange. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options on an exchange may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to

Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the offering is in progress.

The underwriters may impose a penalty bid. Penalty bids allow the underwriting syndicate to reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Shares in this offering if the syndicate repurchases Common Shares to cover syndicate short positions or to stabilize the purchase price of the Common Shares.

Any of these activities may have the effect of preventing or retarding a decline in the market price of Common Shares. They may also cause the price of Common Shares to be higher or lower than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than this Prospectus in electronic format, the information on any such underwriter's website is not part of this Prospectus. The Representative may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. The Representative will allocate Common Shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the underwriters to securities dealers who resell Common Shares to online brokerage account holders.

The Fund anticipates that, from time to time, certain underwriters may act as brokers or dealers in connection with the execution of the Fund's portfolio transactions after they have ceased to be underwriters and, subject to certain restrictions, may act as brokers while they are underwriters.

Certain underwriters may, from time to time, engage in transactions with or perform investment banking and advisory services for the Adviser, the Subadvisers and their affiliates in the ordinary course of business, for which such underwriters have received, and may expect to receive, customary fees and expenses.

Prior to the public offering of Common Shares, an affiliate of the Adviser and the Subadvisers purchased Common Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

The principal business address of [●] is [●]. The principal business address of [●] is [●].

CONFLICTS OF INTEREST

The Subadvisers have built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Subadvisers have adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Subadvisers furnish investment management and advisory services to numerous clients in addition to the Fund, and the Subadvisers may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts that are hedge funds or have performance or higher fees paid to the Subadvisers, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Fund. In addition, the Subadvisers, their affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Subadvisers recommend to the Fund. Actions with respect to securities of the same kind may be the same as or different from the action which The Subadvisers, or any of their affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Subadvisers may refrain from rendering any advice or services concerning securities of companies of which any of the Subadvisers' (or their affiliates') officers, directors or employees are directors or officers, or companies as to which the Subadvisers or any of their affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Fund.

As a fiduciary, the Subadvisers owe a duty of loyalty to its clients and must treat each client fairly. When the Subadvisers purchase or sell securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. The Subadvisers attempt to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, the Subadvisers have adopted policies that are intended to ensure that investment opportunities are allocated fairly and equitably among client accounts over time. These policies also seek to achieve reasonable efficiency in client transactions and provide the Subadvisers with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Dechert LLP, New York, New York and for the underwriters by [●].

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[●] is the independent registered public accounting firm for the Fund and will audit the Fund's financial statements.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File Nos. 333-188388). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

the holders of a majority of its outstanding voting securities; and (ii) by a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to the Subadvisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Subadvisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days' written notice at the option of the Adviser, Eagle Asset, by the Board or by a vote of a "majority of the outstanding shares" (as defined in the 1940 Act) of the Fund. The Eagle Asset Subadvisory Agreement terminates automatically upon the termination of the Advisory Agreement.

The Eagle Asset Subadvisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties thereunder, Eagle Asset is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund.

Recon Capital Subadvisory Agreement

Under the terms of the Recon Capital Subadvisory Agreement, Recon Capital will be responsible for implementing the Fund's options writing strategies on a day-to-day basis, all subject to the supervision and direction of the Board and the Adviser. For services rendered by Recon Capital under the Recon Capital Subadvisory Agreement, the Fund pays Recon Capital a fee in an amount of $225,000 annually and payable monthly. The amount paid to Recon Capital by the Fund is in addition to the monthly fee computed at the annual rate of 1.05% of the Fund's average daily Managed Assets paid by the Fund to the Adviser.

The Recon Capital Subadvisory Agreement will continue in effect for a period of two years from its effective date and from year to year thereafter if approved annually: (i) by a majority of the Board or by the holders of a majority of its outstanding voting securities; and (ii) by a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to the Subadvisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Subadvisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days' written notice at the option of the Adviser, Recon Capital, by the Board or by a vote of a "majority of the outstanding shares" (as defined in the 1940 Act) of the Fund. The Recon Capital Subadvisory Agreement terminates automatically upon the termination of the Advisory Agreement.

The Recon Capital Subadvisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties thereunder, Recon Capital is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund.

Service Agreement

The Fund operates under an Investor Support Services Agreement ("Services Agreement") with Four Wood Capital Partners, LLC ("FWCP"), under which the Fund receives non-advisory services. These non-advisory services include, but are not limited to, legal, tax, accounting, valuation, financial reporting and performance, compliance, service provider oversight, portfolio and cash management, SEC filings, graphic design, and other services that are not investment advisory in nature. FWCP is reimbursed for its costs in providing non-advisory services to the Fund under the Service Agreement.

FWCP is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Service Agreement relates, except losses resulting from willful misfeasance, bad faith or negligence by FWCP in the performance of its duties or from reckless disregard by FWCP of its obligations under the agreement.

The Services Agreement has an initial term of one year, and may continue thereafter so long as such continuance is specifically approved at least annually by a majority of the Independent Trustees. The Fund's Board or FWCP may terminate the agreement at any time without penalty on 30 days' written notice to the other party. The agreement may be amended by mutual written agreement of the parties, without obtaining shareholder approval.

Portfolio Managers

Day-to-day management of the Fund is the responsibility of the investment professionals associated with Eagle Asset. The individuals responsible for managing the implementation and monitoring the overall portfolio management of the Fund are listed below. The following table sets forth additional information about these individuals as of [●], 2015.December 31, 2014.

Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts	
	Number of Accounts	Total Assets (in billionsmillions)	Number of Accounts	Total Assets (in billions)	Number of Accounts	Total Assets (in billions)
James C. Camp	[●]1	[●]56.0	[●]0	[●]0	[●]5,834	[●]4.7
David Blount	[●]1	[●]666.5	[●]0	[●]0	[●]923	[●]3.6
Joseph Jackson	[●]1	[●]56.0	[●]0	[●]0	[●]5,834	[●]4.7
Jeff Vancavage	[●]1	[●]666.5	[●]0	[●]0	[●]923	[●]3.6
Ed Cowart	[●]1	[●]666.5	[●]0	[●]0	[●]923	[●]3.6
Harald Hvideberg	[●]1	[●]666.5	[●]0	[●]0	[●]923	[●]3.6

Conflicts of Interest

The Subadvisers have built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Subadvisers have adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Subadvisers furnish investment management and advisory services to numerous clients in addition to the Fund, and The Subadvisers may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts that are hedge funds or have performance or higher fees paid to the Subadvisers, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Fund. In addition, The Subadvisers, their affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Subadvisers recommend to the Fund. Actions with respect to securities of the same kind may be the same as or different from the action which the Subadvisers, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Subadvisers may refrain from rendering any advice or services concerning securities of companies of which any of The Subadvisers' (or its affiliates') officers, directors or employees are directors or officers, or companies as to which the Subadvisers or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Fund.

As a fiduciary, the Subadvisers owe a duty of loyalty to its clients and must treat each client fairly. When the Subadvisers purchase or sell securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. The Subadvisers attempt to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, the Subadvisers have adopted a policy that is intended to ensure that investment opportunities are allocated fairly and equitably among client accounts over time. This policy also seeks to achieve reasonable efficiency in client transactions and provide the Subadvisers with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base.

Compensation

Eagle Asset receives a fee based on the average daily Managed Assets of the Fund as set forth in the Subadvisory Agreement between Eagle Asset and the Adviser with respect to the Fund. Eagle Asset pays its investment professionals out of its total revenues, including the advisory fees earned with respect to the Fund. Recon Capital receives a fee based on the average daily Managed Assets of the Fund as set forth in the Subadvisory Agreement between Eagle Asset and the Adviser with respect to the Fund. Eagle Asset pays its investment professionals out of its total revenues, including the advisory fees earned with respect to the Fund

Professional compensation at Eagle Asset for Investment Personnel is structured so that key professionals benefit from staying with Eagle Asset. Each portfolio manager receives a fixed base salary and a cash bonus payable every year. A portion of the bonus is deferred pursuant to the practice of Eagle Asset. The bonus is determined at the discretion of senior management of Eagle Asset, and is based on a qualitative analysis of several factors, including the profitability of Eagle Asset and the contribution of the individual employee. Many of the factors considered by management in reaching its compensation determinations will be impacted by the long-term performance and the value of assets held in the Fund as well as the portfolios managed for Eagle Asset's other clients. However, there are no set formulas and no benchmarks considered in these determinations, which are not quantitative in any way. When portfolio managers also perform additional management functions within Eagle Asset, those contributions may also be considered in the determination of bonus compensation.

Securities Owned in the Fund by Portfolio Managers

As of the date of this SAI, the portfolio managers do not own any securities of the Fund.

Codes of Ethics

The Adviser, the Subadvisers and the Fund have each adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. The Code of Ethics applies to the personal investing activities of the trustees, directors, officers and certain employees of the Fund, the Adviser or the Subadvisers ("Access Persons"), as applicable. Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. The Code of Ethics permits Access Persons to trade securities for their own accounts, including securities that may be purchased or held by the Fund, and generally requires them to report their personal securities holdings. The Adviser's, Eagle Asset's, Recon Capital's and the Fund's Codes of Ethics will be included as exhibits to the Fund's registration statement, which will be on file with the SEC, and available as described on the cover page of this SAI.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is a person who beneficially owns more than 25% of the voting securities of a company. The Adviser has provided the initial capitalization of the Fund and therefore is a control person